Exhibit 12.1

Statement of Computation of Ratios

The following illustrates the computation of the historical ratio of earnings to fixed charges:

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on debt and capitalized leases	$5,852	$9,873	$7,926	$6,706	$18,568	$19,115
Amortization of debt discount and expense	414	572	1,159	1,945	3,765	6,977
Interest element of rentals*	3,698	3,572	3,698	3,484	4,255	4,787
Investee’s fixed charges	—	241	487	—	—	—

Total Fixed Charges	$9,964	$14,258	$13,270	$12,135	$26,588	$30,879

Earnings:
Net income (loss)	$50,915	$68,018	$15,301	$(93,902)	$40,683	$65,073
Add back:
Loss (Income) from discontinued operations	(12,169)	(6,413)	(4,712)	117,875	—	—
Income tax provision	28,404	43,522	6,770	13,613	26,131	40,737
Loss on equity method investment	—	3,329	5,741	—	—	—
Fixed charges less interest capitalized	9,944	14,244	13,065	12,135	26,588	30,879

Total Earnings	$77,094	$122,700	$36,165	$49,721	$93,402	$136,689

Ratio of Earnings to Fixed Charges	7.7	8.6	2.7	4.1	3.5	4.4

*	We determined the interest component of rent expense to be 10%.